Exhibit 99.1

news release

Pivotal third quarter puts Encana two years ahead on strategy execution

Calgary, Alberta (November 12, 2014) TSX, NYSE: ECA

Encana delivered strong results in a pivotal third quarter during which its portfolio transition was swiftly accelerated and key milestones of the company’s strategy were achieved within a year of its introduction. Encana generated third quarter cash flow of approximately $807 million or $1.09 per share, representing a 22 percent increase year-over-year, and operating earnings of $281 million or $0.38 per share, an 87 percent increase over the same period last year. Net earnings attributable to common shareholders were $2.8 billion or $3.79 per share.

“Our third quarter results highlight the tremendous momentum we have built executing our strategy and we are now a full two years ahead of the targets we originally set for 2017,” says Doug Suttles, Encana President & CEO. “The steps we have taken to transform our portfolio and drive cost efficiencies have delivered an over 50 percent increase in upstream operating cash flow against an eight percent decline in overall production, compared to the same period in 2013. This highlights our focus on delivering value versus volumes. Consistent with the strategy we announced one year ago, we have built a balanced and resilient portfolio that comprises high-quality oil, natural gas liquids and natural gas investment opportunities.”

During the third quarter, Encana announced the transformative acquisition of Texas-based Athlon Energy Inc., which will give the company a premier oil position in the Permian Basin. When combined with other major portfolio adjustments, the transaction puts Encana on track to realizing an expected 75 percent of operating cash flow from liquids production in 2015 – marking a significant strategic milestone two years ahead of plan.

“The accelerated execution of our strategy has placed us in a position of strength,” says Suttles. “We’re building sustainable success from the inside-out with a culture built on teamwork, agility and the drive to succeed. Our team continues to take the concrete steps needed to deliver on our growth targets and drive efficiencies into everything we do.”

Year-to-date the company has unlocked approximately $8 billion in value through the disposition of lower-margin natural gas assets, reinvesting proceeds into higher-margin liquids opportunities. Total netback for divested assets was approximately $20 per barrel of oil equivalent (boe) while the expected netback for assets acquired is approximately $55/boe. This more liquids-weighted commodity mix, in combination with higher realized year-to-date prices and lower operating and administrative costs, resulted in a 79 percent increase in Encana’s netbacks, excluding hedges, compared to the first nine months of 2013.

Encana achieved another major milestone during the third quarter by exceeding 100,000 barrels per day (bbls/d) of total liquids production. Third quarter oil production of approximately 62,100 bbls/d was up 128 percent compared to the same period in 2013 and 82 percent over last quarter. This increase was driven in part by volumes from the recently acquired Eagle Ford position, which accounted for approximately 37,600 bbls/d of liquids production. Natural gas liquids production during the third quarter averaged about 41,900 bbls/d, an increase of 35 percent year-over-year and 23 percent over last quarter. In addition, liquids volumes from the original five growth areas identified by Encana in last year’s strategy announcement (the Montney, Duvernay, San Juan Basin, DJ Basin and Tuscaloosa Marine Shale plays) have increased 70 percent year-over-year from approximately 24,000 to 41,000 bbls/d.

“We’ve achieved significant capital and operational cost improvements in each of our growth areas, resulting in improved capital efficiency and margin growth,” says Suttles. “We hit the ground running with a seamless transition into the Eagle Ford, demonstrating the agility of our teams in entering new basins as well as our ability to rapidly apply our operational expertise and integrate with existing asset teams. We are very confident that we will replicate our Eagle Ford success in the Permian once we complete the transaction and are able to combine our expertise with that of the Athlon team.”

Encana’s disciplined approach has resulted in a $326 million reduction in the company’s capital investment year-to-date and an increase in cash from operating activities of $579 million compared to the same period last year. Approximately 84 percent of year-to-date total capital investment has been focused on the company’s growth assets.

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Year-to-date, the company has reported cash flow of approximately $2.6 billion and $3.2 billion in net earnings attributable to common shareholders, with the latter figure reflecting the significant impact of divestiture activity through the year. Encana’s year-to-date operating earnings of $967 million represent a 68 percent increase when compared to the first nine months of 2013.

Encana has updated its 2014 guidance to reflect the impact of transactions completed during the third quarter. This is available for download from http://www.encana.com/investors/financial/corporate-guidance.html.

Third quarter operational highlights

Encana has achieved strong year-to-date operational performance with increased efficiencies, lower cycle times and lower drilling and completion costs achieved across the business. Overall operating costs are about 13 percent lower compared to the first nine months of 2013. Liquids growth in the DJ Basin, San Juan, the Duvernay and the Montney is expected to continue in the fourth quarter.

•	Eagle Ford: One full quarter since acquiring the asset, Encana has lowered drilling and completion costs by 25 and 13 percent, respectively. Current production is about 45,000 barrels of oil equivalent per day (boe/d) with liquids comprising 85 percent. Production from the play, on an annualized basis, is expected to average about 23,000 boe/d and contribute between $200 million and $250 million of free cash flow in 2014. The company added a third rig in July and a fourth rig in early November. A fifth rig is planned for mid-December. Encana expects to invest between $260 million and $280 million in 2014 to drill 34 net wells.
•	Montney: Encana had continued success with high-intensity completions in the Cutbank Ridge portion of the play. Eight wells brought online during the third quarter had average initial production rates between 12 million and 14 million cubic feet per day (MMcf/d) and higher than expected liquids yields. In September, Encana commissioned its Water Resource Hub, a facility which is expected to both reduce overall development costs and significantly reduce the company’s use of surface water in the Cutbank Ridge area. By drawing on otherwise unusable saline water, the centralized facility is projected to meet up to 75 percent of Encana’s operational water requirements in the area over the next five years and result in the conservation of about 16 million barrels of surface water. In Gordondale, Encana brought 17 oil wells online during the quarter, increasing oil production by 60 percent to more than 6,000 bbls/d. Encana has drilled 65 net wells in the Montney as of September 30, and currently has four rigs running in the play.
•	Duvernay: Encana reduced drilling costs by 17 percent from the second quarter of 2014 through application of its resource play hub. At $3.6 million the recently rig released 1-3 well represents Encana’s lowest cost to date in the Duvernay, reflecting a 49 percent reduction compared to 2013 average costs. The 30-day initial production for Encana’s Simonette wells have been very strong with the majority of wells meeting or exceeding type curve. The 8-11 well had a 30-day initial production of 2,200 boe/d and is currently flowing at 150 percent of type curve. The company continues to work on developing long-term takeaway capacity in the play, including the commissioning of the 15-31 plant during the third quarter. This is expected to increase processing capacity to 55 MMcf/d of natural gas and 10,000 bbls/d of condensate. Year-to-date Encana has drilled nineteen net wells and has five rigs currently running in the play.
•	San Juan: Encana continues to advance commercial development and 2014 production is expected to reach 9,500 boe/d, an increase of 150 percent from the beginning of the year. Drilling and completion costs have been reduced by 11 percent and 15 percent, respectively, compared to 2013. Well performance continues to meet or exceed expectations with initial production rates between 400 to 500 barrels of oil per day. Three rigs are currently running in the play and the company has drilled 24 net wells this year.
•	DJ Basin: Drilling cycle times continue to be reduced and are averaging approximately three days below target. Section length laterals are averaging under 10 days spud-to-rig release and one and one-half section laterals are averaging 13 days spud-to-rig release. Encana also successfully drilled eight 10,000-feet lateral wells during the quarter, and drilled a pace-setting 10,000-foot well in 17 days. In continuing to optimize efficiencies in the play, Encana’s year-to-date well costs are averaging between $4.5 million to $5 million. The company currently has six rigs running in the play and has drilled 49 net wells year-to-date.
•	Tuscaloosa Marine Shale (TMS): Encana’s TMS team has been able to consistently achieve lateral length of over 7,000 feet and meet the target cost of $2.2 million per 1,000 feet in the most recent wells. The three most recent wells have reached 30-day initial production of over 1,100 barrels of oil per day. Encana has drilled ten net wells year-to-date and plans to run two rigs in the play through the remainder of 2014.
•	Base assets: Various cost efficiencies coupled with production optimization projects have increased Encana’s base production by 7,000 boe/d and generated approximately $65 million of operating cash flow year-to-date. Results achieved from Encana’s base business so far this year have the company well positioned to exceed its targeted 10 percent reduction in the expected 2014 base decline rate.

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Recent activities

•	Completed the previously announced disposition of Bighorn assets in Alberta for approximately $1.7 billion after closing adjustments
•	Announced $7.1 billion acquisition of Athlon Energy Inc., which will give Encana a premier oil position in the Permian Basin; closing is expected to occur on November 13, 2014
•	Completed the secondary offering of 70.2 million common shares of PrairieSky Royalty Ltd. at an offering price of C$36.50 per common share for gross proceeds of approximately C$2.6 billion and a gain on divestiture of approximately $2.1 billion before tax; as of September 26, 2014, Encana no longer holds an interest in PrairieSky
•	Announced an agreement to sell the majority of Encana’s Clearwater assets in Alberta for approximately C$605 million; the sale is expected to close in the first quarter of 2015
•	Extended a planned maintenance outage of Deep Panuke this fall, in part to assess increased water production and commission a feed gas compressor; production is expected back on stream by early December at an average of about 140 to 180 MMcf/d

Encana updates its risk management program in the quarter

At September 30, 2014, Encana has hedged approximately 2,104 MMcf/d of expected October to December 2014 natural gas production using NYMEX fixed price contracts at an average price of $4.17 per thousand cubic feet (Mcf) and approximately 825 MMcf/d of expected 2015 natural gas production at an average price of $4.37 per Mcf. In addition, Encana has hedged approximately 37.9 thousand barrels per day (Mbbls/d) of expected October to December 2014 oil production using WTI fixed price contracts at an average price of $97.93 per bbl. The company’s hedging program helps sustain cash flow and netbacks during periods of lower prices.

Dividend declared

On November 11, 2014, Encana’s Board of Directors declared a dividend of $0.07 per share payable on December 31, 2014, to common shareholders of record as of December 15, 2014.

Third Quarter Highlights

Financial Summary
(for the period ended September 30) ($ millions, except per share amounts)	Q3 2014	Q3 2013
Cash flow[1]	807	660
Per share diluted	1.09	0.89
Operating earnings[1]	281	150
Per share diluted	0.38	0.20
Earnings Reconciliation Summary
Net earnings attributable to common shareholders	2,807	188
After-tax (addition) deduction:
Unrealized hedging gain (loss)	160	(89)
Impairments	—	(16)
Restructuring charges	(5)	—
Non-operating foreign exchange gain (loss)	(218)	105
Gain (loss) on divestitures	2,399	—
Income tax adjustments	190	38
Operating earnings[1]	281	150
Per share diluted	0.38	0.20
[1]	Cash flow and operating earnings are non-GAAP measures as defined in Note 1 on page 4.

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Production Summary
(for the period ended September 30) (After royalties)	Q3 2014	Q3 2013	%	▲
Natural gas (MMcf/d)	2,199	2,723	(19)
Liquids (Mbbls/d)	104.0	58.2	79

Natural Gas and Liquids Prices
	Q3 2014	Q3 2013
Natural Gas
NYMEX ($/MMBtu)	4.06	3.58
Encana realized gas price[1] ($/Mcf)	4.03	4.00
Oil and Natural Gas Liquids ($/bbl)
WTI	97.17	105.81
Encana realized oil price[1]	90.22	90.42
Encana realized NGLs price	48.76	46.35
[1]	Realized prices include the impact of financial hedging.

A conference call and webcast to discuss the third quarter 2014 results will be held for the investment community today at 7 a.m. MT (9 a.m. ET). To participate, please dial (877) 291-4570 (toll-free in North America) or (647) 788-4919 approximately 10 minutes prior to the conference call. An archived recording of the call will be available from approximately 12 p.m. MT on November 12 until 11:59 p.m. MT on November 19, 2014 by dialing (800) 585-8367 or (416) 621-4642 and entering passcode 22181801. A live audio webcast of the conference call, including slides, will also be available on Encana’s website, www.encana.com, under Invest In Us/Presentations & Events. The webcasts will be archived for approximately 90 days.

Follow Encana on Twitter @encana for updates during the company’s third quarter 2014 conference call.

Encana Corporation

Encana is a leading North American energy producer that is focused on developing its strong portfolio of resource plays, held directly and indirectly through its subsidiaries, producing natural gas, oil and natural gas liquids (NGLs). By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

Important Information

Encana reports in U.S. dollars unless otherwise noted. Production, sales and reserves estimates are reported on an after-royalties basis, unless otherwise noted. Per share amounts for cash flow and earnings are on a diluted basis. The term liquids is used to represent oil, NGLs and condensate. The term liquids-rich is used to represent natural gas streams with associated liquids volumes. Unless otherwise specified or the context otherwise requires, reference to Encana or to the company includes reference to subsidiaries of and partnership interests held by Encana Corporation and its subsidiaries.

NOTE 1: Non-GAAP and other measures

This news release contains references to non-GAAP measures as follows:

•	Cash flow is a non-GAAP measure defined as cash from operating activities excluding net change in other assets and liabilities, net change in non-cash working capital and cash tax on sale of assets.
•	Upstream operating cash flow is defined as revenues, net of royalties, excluding realized hedging gains/losses less production and mineral taxes, transportation and processing and operating expenses for each of the respective Canadian and USA operations. Operating cash flow for a specific asset is defined as revenues, net of royalties, less production and mineral taxes, transportation and processing and operating expenses.

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•	Free cash flow is a non-GAAP measure defined as operating cash flow in excess of capital investment, excluding net acquisitions and divestitures, and is used to determine the funds available for other investing and/or financing activities.
•	Operating earnings is a non-GAAP measure defined as net earnings attributable to common shareholders excluding non-recurring or non-cash items that management believes reduces the comparability of the company’s financial performance between periods. These after-tax items may include, but are not limited to, unrealized hedging gains/losses, impairments, restructuring charges, non-operating foreign exchange gains/losses, gains/losses on divestitures, income taxes related to divestitures and adjustments to normalize the effect of income taxes calculated using the estimated annual effective income tax rate.

These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding Encana’s liquidity and its ability to generate funds to finance its operations.

ADVISORY REGARDING OIL AND GAS INFORMATION – Encana uses the term resource play. Resource play is a term used by Encana to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which when compared to a conventional play, typically has a lower geological and/or commercial development risk and lower average decline rate.

Initial production and short-term rates are not necessarily indicative of long-term performance or of ultimate recovery.

In this news release, certain oil and NGLs volumes have been converted to cubic feet equivalent (cfe) on the basis of one barrel (bbl) to six thousand cubic feet (Mcf). Cfe may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the well head. Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS – In the interests of providing Encana shareholders and potential investors with information regarding Encana, including management’s assessment of Encana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward- looking statements.” Forward-looking statements in this news release include, but are not limited to: achieving the company’s focus of developing its strong portfolio of resource plays producing natural gas, oil and NGLs; the company’s plan to deliver on its growth targets and drive efficiencies; the company’s plan to replicate its Eagle Ford success in the Permian; the accelerated transition to a more oil and liquids-based asset portfolio through recently announced transactions; the accelerated execution of the company’s strategy by two years and its expectation to realize seventy-five percent of operating cash flow from liquids production in 2015; anticipated netbacks; maintaining operational excellence, balance sheet strength and a balanced commodity portfolio; the company’s belief that it is well positioned for further success and to exceed its targeted ten percent reduction in the expected 2014 base decline rate; the company’s expectation to continue to successfully execute on its strategy and meet key benchmarks; the anticipated proceeds from the Clearwater transaction and the anticipated timing of the transaction; the expectation that liquids growth in the DJ Basin, San Juan, Duvernay and Montney will continue into the fourth quarter; anticipated drilling and number of rigs and the success thereof and anticipated production from wells (including in the DJ Basin, Montney, San Juan, Duvernay, Eagle Ford and Tuscaloosa Marine Shale growth areas); anticipated timing of renewed production and anticipated production volumes associated with Deep Panuke; the anticipated success of the Water Resource Hub in the Montney and the expectation over the next five years to meet up to seventy-five percent of the company’s operational water requirements and the expected surface water conservation; anticipated well costs; anticipated capital expenditures for 2014; anticipated cash flow for 2014 (including free cash flow); anticipated cost reductions; anticipated oil, natural gas and NGLs prices; anticipated dividends; and the expectation of meeting the targets in the company’s 2014 corporate guidance.

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Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: volatility of, and assumptions regarding natural gas and liquids prices, including substantial or extended decline of the same and their adverse effect on the company’s operations and financial condition and the value and amount of its reserves; risks and uncertainties associated with announced but not completed transactions including the risk that the transactions may not be completed on a timely basis or at all; assumptions based upon the company’s current guidance; fluctuations in currency and interest rates; risk that the company may not conclude divestitures of certain assets or other transactions or receive amounts contemplated under the transaction agreements (such transactions may include third-party capital investments, farm-outs or partnerships, which Encana may refer to from time to time as “partnerships” or “joint ventures” and the funds received in respect thereof which Encana may refer to from time to time as “proceeds”, “deferred purchase price” and/or “carry capital”, regardless of the legal form) as a result of various conditions not being met; product supply and demand; market competition; risks inherent in the company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources, including future net revenue estimates; marketing margins; potential disruption or unexpected technical difficulties in developing new facilities; unexpected cost increases or technical difficulties in constructing or modifying processing facilities; risks associated with technology; the company’s ability to acquire or find additional reserves; hedging activities resulting in realized and unrealized losses; business interruption and casualty losses; risk of the company not operating all of its properties and assets; counterparty risk; risk of downgrade in credit rating and its adverse effects; liability for indemnification obligations to third parties; variability of dividends to be paid; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the company operates; terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; risk arising from price basis differential; risk arising from inability to enter into attractive hedges to protect the company’s capital program; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. There can be no assurance that the Offer will be completed. Completion of the Offer is subject to a number of risks and uncertainties, including, without limitation, that at least a majority of the Athlon shares on a fully diluted basis have tendered to the Offer, and other customary conditions. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. In addition, assumptions relating to such forward-looking statements generally include Encana’s current expectations and projections made in light of, and generally consistent with, its historical experience and its perception of historical trends, including the conversion of resources into reserves and production as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this news release.

Assumptions with respect to forward-looking information regarding expanding Encana’s oil and NGLs production and extraction volumes are based on existing expansion of natural gas processing facilities in areas where Encana operates and the continued expansion and development of oil and NGL production from existing properties within its asset portfolio.

Forward-looking information respecting anticipated 2014 cash flow for Encana is based upon, among other things, achieving average production for 2014 of between 2.30 Bcf/d and 2.40 Bcf/d of natural gas and 85,000 bbls/d to 89,000 bbls/d of liquids, commodity prices for natural gas and liquids based on NYMEX $4.40 per MMBtu and WTI of $95 per bbl, an estimated U.S./Canadian dollar exchange rate of $0.90 and a weighted average number of outstanding shares for Encana of approximately 741 million.

Forward-looking information respecting anticipated 2015 operating cash flow is based upon the current forward strip prices for oil, natural gas and NGLs.

Furthermore, the forward-looking statements contained in this news release are made as of the date hereof and, except as required by law, Encana undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

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Further information on Encana Corporation is available on the company’s website, www.encana.com, or by contacting:

Investor contact:	Media contact:
Brian Dutton	Jay Averill
Director, Investor Relations	Director, Media Relations
(403) 645-2285	(403) 645-4747

Patti Posadowski	Doug McIntyre
Sr. Advisor, Investor Relations	Advisor, Media Relations
(403) 645-2252	(403) 645-6553

SOURCE: Encana Corporation

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